May 25, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 3030

Attn: Mr. Geoff Kruczek, Senior Attorney

Re:	Colfax Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 16, 2016
Comment Letter dated April 26, 2016
File No. 001-34045

Dear Mr. Kruczek,

This letter sets forth the response of Colfax Corporation (the “Company,” “we,” “our” or “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 18, 2016 (the “Comment Letter”) with respect to the Compensation Discussion and Analysis (the “CD&A”) incorporated by reference into the Company’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-34045) (the “10-K”), which was issued in response to our comment letter response dated May 9, 2016 (the “Prior Response”).

For your convenience, we have repeated the Staff’s comment in bold type face, followed by our response.

1.

We note your response to prior comment 1. If you believe your stock price relates to the alignment of the interests of shareholders with the rewards to your executives, as indicated in your response, it continues to be unclear how you determined such interests are aligned as a result of the Special Grants. Specifically, how did you consider the stock price decline noted in your disclosure in determining the alignment of those interests and to award the Special Grants? We note that according to your disclosure, the Special Grants permit your executives an additional opportunity to be rewarded, with performance measured and exercise prices set at the grant date, following the decline in your stock price. However, it does not appear that your shareholders will have a similar opportunity to benefit, as those who continue to hold shares will do so at a lower price. Please revise to clarify.

United States Securities and Exchange Commission

Division of Corporate Finance

May 25, 2016

Additionally, while we note you have not “amended or cancelled” or repriced any outstanding awards, the options awarded as part of the Special Grants appear to achieve a similar purpose. That is, as your disclosure notes, those grants were made at least in part due to prior grants being underwater.

Response:

In future filings, Colfax will revise the discussion of factors considered by the Compensation Committee in approving special grants, such as the 2015 Special Grants and the 2016 CEO Grant, to more clearly identify how the factors considered by the Compensation Committee contributed to its determinations. For example, with respect to the 2015 Special Grants, after considering the factors discussed in the CD&A and the Prior Response, including the factors that the Compensation Committee viewed as contributing to the Company’s recent stock price performance, the Compensation Committee determined that the decline in the value of previously earned equity held by the executive officers continued to align those executives’ interests with the long-term interests of shareholders but that the performance-based restricted stock units and stock options granted in 2014 and 2015 were no longer operating to advance shareholder interests by retaining and motivating Colfax executives. The Compensation Committee determined that the design of Colfax’s long-term incentives remained appropriate, but that different stock price and performance targets were needed, in the Compensation Committee’s view, to advance shareholders’ interests by establishing new objectives for certain of Colfax’s executives. Based on these determinations, the Compensation Committee approved the 2015 Special Grants.

The 2015 Special Grants differ from equity repricings in several respects. Under Instruction 2 to Item 402(c)(2)(v) and (vi) of Regulation S-K, only the incremental value (if any) of a repriced equity award is reported in the Summary Compensation Table. In contrast, the full value of the 2015 Special Grants was reported in Colfax’s 2015 Summary Compensation Table. In addition, because the 2015 Special Grants were not granted in exchange for or upon cancellation of earlier equity awards, those earlier equity awards continue to count against the number of shares that are available for issuance under Colfax’s Omnibus Incentive Plan and continue to be included in calculations of “overhang” and potential dilution from Colfax’s equity compensation program. Accordingly, Colfax respectfully believes that the 2015 Special Grants are not equivalent to repricings of those earlier equity awards.

Closing

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

Division of Corporate Finance

May 25, 2016

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact C. Scott Brannan, SVP, Finance & Chief Financial Officer, at (301) 323-9005 (scott.brannan@colfaxcorp.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).

Sincerely yours,

COLFAX CORPORATION

By:	/s/ C. Scott Brannan
Name:	C. Scott Brannan
Title:	SVP, Finance & Chief Financial Officer

cc:	Ronald O. Mueller
Gibson, Dunn & Crutcher LLP